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VE 6-5-03

SECU 03015829)MMISSION
..ashington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED MAY 30 2003 WASH., D.C. 155 SECTION

SEC FILE NUMBER
8-37328

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: TJ RANEY & SONS, INC. - BD
FN: Raney Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 CANTRELL RD, STE 301
(No. and Street)

LITTLE ROCK, AR 72202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALTON RANEY, CORPORATE SECRETARY (501) 666-6644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERWIN & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

6311 RANCH DRIVE, LITTLE ROCK, AR 72223
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 12 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALTON RANEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TJ RANEY & SONS, INC. - BD, as of MARCH 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IAN CARTER MALONE
COMM. EXP
NOTARY
PUBLIC
11-19-2007
PULASKI COUNTY, ARK

Signature

SECRETARY - TJ RANEY & SONS, INC. - BD
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (XXXX).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity XXXXXXXXXXXXXXXXXXXXXXXXXXXXX
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T. J. RANEY & SONS, INC. - BD
(Formerly Raney Securities, Inc.)
SEC. FILE NO. 8-37328

Financial Statements and Additional Information
March 31, 2003 and 2002

Together With Independent Auditors' Report

CONTENTS

ERWIN & COMPANY
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
T. J. Raney & Sons, Inc. - BD

We have audited the accompanying statements of financial condition of T. J. Raney & Sons, Inc. - BD, (a wholly-owned subsidiary of T.J. Raney & Sons, Inc. - HC) as of March 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T. J. Raney & Sons, Inc. - BD as of March 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Erwin & Company

Little Rock, Arkansas
May 13, 2003

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF FINANCIAL CONDITION

March 31, 2003 and 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 37,192	$ 12,889
Accounts receivable - T.J. Raney and Sons, Inc. - HC	577,959	202,330
- other	6,418	465
Prepaid expenses	26,227	11,062
Securities owned:		
Marketable, at market value	2,085	-0-
Not readily marketable, at estimated fair value	25,000	3,300
Total assets	$674,881	$230,046

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Liabilities:		
Accounts payable	$ 14,496	$ 2,113
Stockholder's equity:		
Common stock, $.01 par value:		
10,000 shares authorized;		
2,000 shares issued and outstanding	20	20
Additional paid-in capital	212,985	212,985
Retained earnings	447,380	14,928
Total stockholder's equity	660,385	227,933
Total liabilities and stockholder's equity	$674,881	$230,046

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF INCOME

For the years ended March 31, 2003 and 2002

	2003	2002
Revenue:		
Commissions	$516,873	$135,619
Interest	181	254
Unrealized losses on marketable securities	(1,215)	-0-
Other	6,357	4,141
Total revenue	522,196	140,014
Expenses:		
Commissions	22,780	503
Correspondent services and clearing charges	22,614	15,851
Insurance	17,532	7,789
Interest	-0-	129
Management fees	6,000	6,000
Regulatory and professional fees	8,905	14,665
Taxes and licenses	5,745	2,811
Other	6,168	7,140
Total expenses	89,744	54,888
Net income	$432,452	$ 85,126

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ended March 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance - March 31, 2001	$20	$212,985	$ (70,198)	$142,807
Net income	—	—	85,126	85,126
Balance - March 31, 2002	20	212,985	14,928	227,933
Net income	—	—	432,452	432,452
Balance - March 31, 2003	$20	$212,985	$447,380	$660,385

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the years ended March 31, 2003 and 2002

Balance - March 31, 2001	$ -0-
Activity during the year ended March 31, 2002	-0-
Balance - March 31, 2002	-0-
Activity during the year ended March 31, 2003	-0-
Balance - March 31, 2003	$ -0-

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CASH FLOWS

For the years ended March 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 432,452	$ 85,126
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Increase in accounts receivable	(381,582)	(87,066)
Increase in prepaid expenses	(15,165)	(4,357)
Net unrealized loss on marketable securities	1,215	-0-
Increase (decrease) in accounts payable	12,383	(33,071)
Net cash provided (used) by operating activities	49,303	(39,368)
Cash flows from investing activities:		
Purchase of investments not readily marketable	(25,000)	-0-
Increase (decrease) in cash and cash equivalents	24,303	(39,368)
Cash and cash equivalents - Beginning of year	12,889	52,257
End of year	$ 37,192	$ 12,889
Supplemental cash flows information:		
Cash paid for interest	$ -0-	$ 129

See accompanying notes

T. J. RANEY & SONS, INC. - BD

NOTES TO FINANCIAL STATEMENTS

March 31, 2003 and 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and nature of business -

The Company (formerly known as Raney Securities, Inc.), a wholly-owned subsidiary of T.J. Raney & Sons, Inc. - HC (parent), was formed under the laws of the State of Arkansas to engage in the business of providing financial advisory and consulting services as a limited broker/dealer registered with the National Association of Securities Dealers, Inc. and the Arkansas Securities Department. No securities were held for customers during the years ended March 31, 2003 and 2002.

Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition -

Commissions and investment advisory fees are generally recognized when the related services are provided.

Marketable investments -

Marketable investments owned consist of publicly traded stock and are carried at quoted market price. Realized and unrealized gains and losses are based on the specific identification method. Changes in the market value of securities are classified as unrealized gains and losses and are included in the determination of income.

Securities transactions are recorded in the accounts on the settlement date (generally three business days after trade date) with related commission income and expenses recorded on a trade date basis.

Investments not readily marketable -

Investments not readily marketable consist of private placement issues and are carried at cost which, in management's opinion, approximates estimated fair value.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income taxes -

The Company provides for the expected future tax consequences of events that have been included in the financial statements or tax returns in different reporting periods. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying value and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

The Company has consented to file consolidated federal and state income tax returns with its parent. Consolidated income taxes currently payable are allocated to those members of the consolidated group having taxable income. Such allocation is made on the ratio that the individual companies' taxable income bears to the total of such income of all companies within the consolidated group having taxable income. Under this apportionment method, any tax benefits arising from net operating losses and other tax credits of members included in the consolidated group are shared proportionately by those members having taxable income.

Statement of cash flows -

For purposes of the statement of cash flows, the Company considers cash on hand and on deposit at financial institutions, as well as money market funds which are available on demand, as cash and cash equivalents.

(2) MARKETABLE INVESTMENTS SECURITIES:

Information with respect to marketable investments owned as of March 31, 2003 follows:

	Original Cost	Unrealized Gains	Unrealized Losses	Market Value
Publicly traded stock	$3,300	$ -0-	$1,215	$2,085

(3) INCOME TAXES:

No provision or benefit for income taxes is reflected in the accompanying financial statements as a result of net operating loss carryforwards of the consolidated group pursuant to the tax allocation agreement between the Company and its parent. The net income of the Company is included in a consolidated tax return with its parent which, on a consolidated basis, reflects a net taxable loss.

There are no temporary differences between income determined for financial reporting and income tax purposes.

(4) NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2003 and 2002, the Company had net capital of $22,696 and $10,776, respectively, which was $17,696 and $5,776, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.64 to 1 at March 31, 2003 and 0.20 to 1 at March 31, 2002.

(5) RELATED PARTY TRANSACTIONS:

Management fees for the years ended March 31, 2003 and 2002 consist of charges by the Company's parent for administrative costs paid on the Company's behalf. The Company's parent also provides other services on the Company's behalf without cost to the Company.

ADDITIONAL INFORMATION

T. J. RANEY & SONS, INC. - BD

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

March 31, 2003

An exemption from Rule 15c3-3 is claimed under Section (k)(2)(B).

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

and

INFORMATION RELATIVE TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" or to report "Information Relating to Possession and Control Requirements" because it is exempt from Rule 15c3-3 under the provisions of paragraph (k) of Rule 15c3-3 at March 31, 2003.

ERWIN & COMPANY
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

The Board of Directors and Stockholder
T. J. Raney & Sons, Inc. - BD

In planning and performing our audit of the financial statements of T. J. Raney & Sons, Inc. - BD, (a wholly-owned subsidiary of T.J. Raney & Sons, Inc. - HC) as of and for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining the internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of

changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of T. J. Raney & Sons, Inc. - BD as of and for the year ended March 31, 2003, and this report does not affect our report thereon, dated May 13, 2003.

T. J. Raney & Sons, Inc. - BD is a small company, and essentially all of its operational and record-keeping procedures are performed by a limited number of individuals. Consequently, the segregation of duties which is normally required for effective internal control is not practicable. The Company has no plans to change present operational and record-keeping procedures until justified by future growth or expansion of its business activities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives, except for the condition discussed in the preceding paragraph that we believe is a material inadequacy in the practices and procedures comprehended in the SEC's objectives. Further, nothing came to our attention that would indicate that the conditions for claiming exemption from Rule 15c3-3 had not been complied with during the year.

This report is intended solely for the use of the Board of Directors and Stockholder of T. J. Raney & Sons, Inc. - BD, the SEC, the National Association of Securities Dealers, Inc., the Arkansas Securities Department, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
May 13, 2003